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Exhibit 19.1






                UNANIMOUS WRITTEN CONSENT WITHOUT A MEETING OF
                           THE BOARD OF DIRECTORS
                                     OF
                       INTERNETFINANCIALCORP.COM, INC.


     The undersigned, being all the directors of Internetfinancial.com, Inc., a Nevada Corporation (the "Corporation"), hereby consent to the adoption of the following resolution by written consent without a meeting, pursuant to the Nevada Revised Statues, as amended:

     WHEREAS, a Reorganization Agreement (the "Agreement") was executed on May 9, 2001, by and among IFAN and APO Health, Inc., a private New York corporation ("APO"), and certain stockholders of APO Health, Inc., representing approximately 90% of the outstanding shares of the common stock, par value $0.001 per share (the "Common Stock") of APO Health, Inc. At the closing of the transactions contemplated by the Agreement, the current stockholders of IFAN will own less than 20% of the outstanding shares of Common Stock of IFAN and IFAN will own 100% of the existing business of APO and all of the beneficial interests of APO; and

     WHEREAS, the Corporation believes it is in the best interest of the Corporation and the Corporation's shareholders to enact the following:

          (1) approve the merger transaction with APO Health, Inc. ("APO"), in which APO shareholders will receive sixteen million, six hundred thousand (16,600,000) post reverse split shares of the Corporation's common stock; and

          (2) effectuate a 1-for-6 (1:6) reverse stock split in the Corporation's outstanding common stock; and

          (3) restate and amend the Company's Articles of Incorporation in order to change its name from "Internetfinancialcorp.com, Inc." to "APO Health, Inc."

     WHEREAS, the Corporation has called for a shareholder's meeting on June 1, 2001, in order to effectuate the resolutions set forth herein and shall request with Nasdaq that the reverse be effective June 4, 2001.

     THEREFORE, BE IT RESOLVED, that the Reorganization Agreement of May 9, 2001, between the Corporation and APO Health, Inc., in the form annexed hereto, be approved, ratified and adopted; and

     BE IT FURTHER RESOLVED, that the Corporation effectuate a 1-for-6 (1:6) reverse stock split in the Corporation's outstanding common stock; and

     BE IT FURTHER RESOLVED, that the Corporation restate and amend the Company's Articles of Incorporation in order to change its name from "Internetfinancialcorp.com, Inc." to "APO Health, Inc."; and

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     BE IT FURTHER RESOLVED, that the directors hereby approve and authorize the above amendment of the Corporation's Articles of Incorporation and that the officers of this Corporation are empowered and directed, in the name of and on behalf of this Corporation, to execute and sign this written consent; and the officers of this Corporation are empowered and directed in the name of and on behalf of this Corporation to execute and deliver all documents, to make all payments, and to perform any other act as may be necessary from time to time to carry out the purposes and intent of these resolutions. All such acts and doings of the directors and officers of this Corporation consistent with the purposes of these resolutions are hereby authorized, approved, ratified and confirmed in all respects.

DATED the 9th day of May, 2001.



/S/ Michael Harrison
_________________________________________
Michael Harrison, President & Sole Director

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